UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3

TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

THOMASVILLE BANCSHARES, INC.

(Name of Issuer)

Charles A. Balfour	Randall L. Moore
Joel W. Barrett	Harold L. Jackson
David A. Cone	Diane W. Parker
Stephen H. Cheney	Richard L. Singletary, Jr.
Charles E. Hancock	Cochran A. Scott, Jr.
Charles H. Hodges, III

(Names of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

884608100

(CUSIP Number of Class of Securities)

Stephen H. Cheney

President and Chief Executive Officer

Thomasville Bancshares, Inc.

301 North Broad Street

Thomasville, Georgia 31792

(229) 226-3300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To: Robert C. Schwartz, Esq. Smith, Gambrell & Russell, LLP 1230 Peachtree Street Promenade II, Suite 3100 Atlanta, Georgia 30309 (404) 815-3758

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$2,436,280.00	$95.75

* For purposes of calculating the fee only. This amount assumes 226,000 shares of common stock of the subject company will be exchanged for 226,000 shares of Series A Preferred Stock of the subject company. Pursuant to Exchange Act Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of September 30, 2008, which was $10.78 per share. The amount of the filing fee equals $39.30 per every $1,000,000 in aggregate transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$95.75

Form or Registration No.:	Schedule 13E-3

Filing Party:	Thomasville Bancshares, Inc.

Date Filed:	October 27, 2008

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule in connection with amendments to the articles of incorporation of Thomasville Bancshares, Inc. (“Thomasville” or the “Company”), which collectively provide for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of fewer than 1,500 shares into the Company’s Series A Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) and to suspend its obligation to file reports under Section 15(d) of the Exchange Act. A copy of the Articles of Amendment containing the proposed amendments is attached as Appendix A to the Proxy Statement filed by the Company concurrently with this Schedule (“Proxy Statement”). The Proxy Statement is being filed under cover of Amendment No. 2 Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the proposed amendments.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The Information set forth in the Proxy Statement under the caption “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING” is incorporated herein by reference.

Item 2.	Subject Company Information

The required information is incorporated by reference to the caption to the Notice of Special Meeting of Shareholders contained in the Proxy Statement and to the sections of the Proxy Statement entitled “DESCRIPTION OF CAPITAL STOCK — Common Stock,” “INFORMATION ABOUT THOMASVILLE BANCSHARES, INC.”, and “MARKET PRICE FOR COMMON STOCK AND DIVIDEND INFORMATION.” The telephone number is (229) 266-3300.

Item 3.	Identity and Background of Filing Person(s)

The business address and telephone number of each person listed on the cover of this Schedule is c/o Thomasville Bancshares, Inc., 301 North Broad Street, Thomasville, Georgia 31792, telephone (229) 266-3300. Each filing person is a citizen of the United States and is a director of the Company. Stephen H. Cheney is also the President and Chief Executive Officer of the Company, and serves as the Company’s Principal Financial Officer. Charles H. Hodges, III, and Joel W. Barrett also each serve as Executive Vice Presidents of the Company. The other information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of the Proxy Statement entitled “INFORMATION ABOUT THOMASVILLE BANCSHARES, INC. — Executive Officers and Directors” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS — Overview of the Amendments to our Articles of Incorporation and the Reclassification, — Reasons for the Reclassification; Fairness of the

Reclassification; Board Recommendation, — Our Position as to the Fairness of the Reclassification, — Purpose and Structure of the Reclassification, — Effects of the Reclassification on Thomasville Bancshares, — Effects of the Reclassification on Shareholders of Thomasville Bancshares, — Material Federal Income Tax Consequences of the Reclassification, — Dissenters’ Rights, and - Accounting Treatment,” “DESCRIPTION OF CAPITAL STOCK — Common Stock, — Preferred Stock, and — Class A Preferred Stock” and “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING.”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of the Proxy Statement entitled “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The shares of common stock reclassified as Series A Preferred Stock in the transaction will be cancelled and become authorized-but-unissued common stock. Other than the Reclassification described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary;

(3)	any material change in the Company’ present dividend rate or policy or in its indebtedness or capitalization;

(4)	any change in the Company’s present board of directors or management, including, but not limited to, plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in the Company’s corporate structure or business;

(6)	any class of the Company’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	except as disclosed in response to Item 7 relating to the prospective termination of registration of the Company common stock under the Exchange Act, any class of the Company’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS — Overview of the Amendments to our Articles of Incorporation and the Reclassification, — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, — Our Position as to the Fairness of the Reclassification, — Purpose and Structure of the Reclassification, — Effects of the Reclassification on Thomasville Bancshares, — Effects of the Reclassification on Shareholders of Thomasville Bancshares, and — Material Federal Income Tax Consequences of the Reclassification.

Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS — Overview of the Amendments to our Articles of Incorporation and the Reclassification, — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, — Our Position as to the Fairness of the Reclassification.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS — Overview of the Amendments to our Articles of Incorporation and the Reclassification, — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, — Our Position as to the Fairness of the Reclassification,” and “OTHER MATTERS — Reports, Opinions, Appraisals and Negotiations.” No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS — Financing of the Reclassification and — Fees and Expenses.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation.”

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED),” “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION,” and “OTHER MATTERS — Where You Can Find More Information.”

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING.”

Item 15.	Additional Information

Not applicable.

Item 16.	Exhibits

(a) Preliminary Proxy Statement of Thomasville Bancshares, Inc. (incorporated by reference to the Preliminary Proxy Statement of Thomasville Bancshares, Inc. filed with the Securities and Exchange Commission on December 4, 2008; File No. 000-25929).

(f) Article 13 of the Georgia Business Corporation Code (included as Appendix B of the Preliminary Proxy Statement filed herewith as Exhibit (a)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2008

THOMASVILLE BANCSHARES, INC.

By:	/s/ Stephen H. Cheney
Stephen H. Cheney President and Chief Executive Officer

Dated: December 4, 2008

OTHER FILING PERSONS:

/s/ Stephen H. Cheney
Stephen H. Cheney

By:	*
Charles H. Hodges, III

By:	*
Charles A. Balfour

By:	*
Joel W. Barrett

By:	*
David A. Cone

By:	*
Charles E. Hancock, M.D.

By:	*
Harold L. Jackson

By:	*
Randall L. Moore

By:	*
Diane W. Parker

By:	*
Cochran A. Scott, Jr.

By:	*
Richard L. Singletary, Jr.

* By:	/s/ Stephen H. Cheney as Attorney-in-Fact

EXHIBIT INDEX

(a) Preliminary Proxy Statement of Thomasville Bancshares, Inc. (incorporated by reference to the Preliminary Proxy Statement of Thomasville Bancshares, Inc. filed with the Securities and Exchange Commission on December 4, 2008; File No. 000-25929).

(f) Article 13 of the Georgia Business Corporation Code (included as Appendix B of the Preliminary Proxy Statement filed herewith as Exhibit (a)).